Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three months ended March 31, 2025, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of April 30, 2025.

Business overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in Alzheimer’s disease (AD) with our partners; (ii) expand our strategic focus in Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing therapeutic and diagnostic programs targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

Our clinical-stage product candidates include:

●	ACI-24.060 for AD and for AD in DS. ACI-24.060 is AC Immune’s anti-Abeta active immunotherapy being evaluated in patients with AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta and has no clinically relevant safety concerns, tolerability and immunogenicity in mouse and NHP studies. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and amyloid plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023. Based on data available as of December 2024, ACI-24.060 has been shown to be generally safe and well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations.

Preliminary insights from blinded cohorts AD1, AD2 and AD3 showed that ACI-24.060 induced immunogenicity at all tested doses in AD subjects, with higher doses showing increased anti-Abeta1-42 IgG titers and responder rates. Repeated immunizations led to a boosting effect across all dose levels and cohorts AD2 and AD3 showed a more durable and sustained immune response (Post, AD/PD 2025).

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

●	ACI-7104.056. ACI-7104.056, our active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. Interim analyses have shown that ACI-7104.056 induces strong anti-a-synuclein antibody levels on average over 20-fold higher than placebo after 4 immunizations. ACI-7104.056 is well tolerated with no safety issues related to the study drug reported to date. Further interim results may be reported in H1 2025 including pharmacodynamic data. AC Immune may decide to initiate Part 2 of VacSYn with up to 150 patients.
●	ACI-35.030 (JNJ-64042056 also now referred to as JNJ-2056). AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low- and mid-doses but not between the mid- and high-doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against these pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high doses.

In the Phase 1b/2a clinical trial, ACI-35.030 showed a good safety and tolerability profile. The majority of adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were the most frequently reported AEs in actively treated subjects. The frequency of serious adverse events (SAEs) observed in subjects treated with ACI-35.030 did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616). The ongoing trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim biomarker analyses potentially allowing for acceleration towards a regulatory filing. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial and the first patient was dosed in H2 2024.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI). We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the longitudinal use of PI-2620 in 52 participants (7 with normal cognition, 28 with mild cognitive impairment (MCI), and 17 with AD) from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC and published in 2024 in the peer-reviewed Journal of Nuclear Medicine. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment to AC Immune. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023. In August 2024, partner LMI has received Fast Track Designation for the diagnostic [18]F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP, and CBD.
●	ACI-12589 and ACI-15916. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15916 were completed in H2 2024 and the Phase 1 trial in PD was initiated in Q1 2025. The readout from this study is expected in H2 2025.
●	ACI-19626, TDP-43 imaging diagnostic. Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, [18]F-ACI-19626 entering the FiH evaluation in healthy volunteers and in patients with TDP-43 proteinopathies. ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, excellent pharmacokinetic properties suitable for human brain imaging. This PET tracer is envisioned to enable early and differential diagnosis, improve the design and interpretation of clinical trials allowing for patient stratification, selection of optimal timing for therapeutic intervention and pharmacodynamic effect evaluation. This first-in-class molecule could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD. CTA enabling studies for ACI-19626 were completed in July 2024. The Phase 1 trial was initiated in Q1 2025 and the interim readout from this study is expected in H2 2025.

●	Morphomer Tau aggregation inhibitors. We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent brain exposure and selectivity for pathological aggregated Tau.
●	Semorinemab. Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. AC Immune regained the global rights to semorinemab in February 2025. The Company will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
●	Crenezumab. Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. AC Immune will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.

Q1 2025 Company highlights

●	Additional interim safety and positive immunogenicity data from the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, AC Immune’s wholly-owned anti-a-syn active immunotherapy candidate, for the treatment of patients with early PD.
o	Antibody responses were rapidly induced against the target antigen after 2 immunizations and were further boosted by each subsequent immunization.
o	Treatment with ACI-7104.056 induced an increase in anti-a-syn antibodies on average more than 20-fold higher than the placebo background level after four immunizations.
o	Based on further interim results to be reported later in 2025, including pharmacodynamic and biomarker data, AC Immune may decide to initiate Part 2 of VacSYn, with the aim of establishing early proof-of-concept and identification of disease-specific biomarkers for rapid transition into a pivotal study.
●	In vivo proof-of-concept study of proprietary morADC platform was completed in Q1.
●	AC Immune’s therapeutic and diagnostic programs were featured in multiple presentations at the International Conference on Alzheimer’s and Parkinson’s Disease (AD/PD™ 2025).
●	AC Immune hosted an industry symposium highlighting the company’s industry-leading pipeline of active immunotherapies for precision prevention of neurodegenerative diseases.

Results of operations

Comparison of the three months ended March 31, 2025 and 2024

Contract revenues

For the three months ended March 31, 2025, the Company generated CHF 1.0 million in contract revenues compared with no contract revenues for the comparable period in 2024. This represents an increase of CHF 1.0 million. The following table summarizes our contract revenues during the three months ended March 31, 2025 and 2024:

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024
Takeda	990	—
Total contract revenues	990	—

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

For the three months ended March 31, 2025, our contract revenues of CHF 1.0 million were related to the efforts made under the agreement with Takeda for the development, CMC, and regulatory activities of our active immunotherapies targeting Abeta.

Research and development expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different agreements to share costs for the development of our product candidates.

We have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 (JNJ-2056). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030 (JNJ-2056).

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as through investments in our diagnostic programs.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau and NLRP3 inhibitor programs. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will remain at similar levels.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended March 31, 2025, R&D expenses totaled CHF 15.9 million compared with CHF 15.2 million for the comparable period in 2024. This represents an increase of CHF 0.7 million. The following table presents the R&D expenses during the three months ended March 31, 2025 and 2024:

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024	Change
Discovery and preclinical expenses	1,875	2,237	(362)
Clinical expenses	4,785	4,699	86
Group function expenses	717	362	355
Total direct R&D expenses	7,377	7,298	79
Payroll expenses	5,580	5,128	452
Share-based compensation	397	639	(242)
Other non-allocated	2,562	2,100	462
Total R&D expenses	15,916	15,165	751

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	9,939	9,398	541
Salaries and related costs[2]	5,977	5,767	210
Total R&D expenses	15,916	15,165	751

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended March 31, 2025:

Discovery and preclinical expenses decreased by CHF 0.4 million, primarily due to the completion of research activities in our ACI-24.060 active immunotherapy during the prior comparable period.

Clinical expenses increased by CHF 0.1 million, primarily due to an increase in our ACI-24.060 active immunotherapy for the expansion phase of the ABATE study.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs increased by CHF 0.2 million, primarily due to:

●	an increase of CHF 0.4 million in payroll expenses, driven by new hires during the current quarter and the annualization of 2024 hires.

This was partially offset by:

●	a decrease of CHF 0.2 million in share-based compensation expense, mainly due to a decrease in the fair value of equity awards granted in 2025 compared to the prior year.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses and other operating expenses.

For the three months ended March 31, 2025, general and administrative expenses totaled CHF 4.4 million compared with CHF 5.0 million for the comparable period in 2024. This represents a decrease of CHF 0.6 million. The following table presents the general and administrative expenses during the three months ended March 31, 2025 and 2024:

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	1,247	1,915	(668)
Salaries and related costs[2]	3,196	3,056	140
Total general and administrative expenses	4,443	4,971	(528)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended March 31, 2025, the decrease of CHF 0.6 million in general and administrative expenses was primarily due to a decrease in operating expenses, mainly driven by a decrease in legal fees related to business development and licensing activities, which did not occur this period compared to the prior comparative period.

Other operating income/(expense), net

Other operating income/(expense), net consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended March 31, 2025, other operating income/(expense), net was an expense of less than CHF 0.1 million compared to an income of CHF 0.1 million for the comparable period in 2024. This represents a decrease of CHF 0.1 million. The following table presents the other operating income/(expense), net during the three months ended March 31, 2025 and 2024:

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024	Change
Other operating income/(expense), net	(1)	68	(69)
Total other operating income/(expense), net	(1)	68	(69)

For the three months ended March 31, 2025, the decrease of CHF 0.1 million in grant income is primarily due to the completion of activities in the prior period related to our MJFF and Target ALS awards, which did not recur in the current period.

Finance result, net

For the three months ended March 31, 2025, finance result, net totaled to CHF 0.3 million gain compared with a gain of CHF 2.2 million for the comparable period in 2024. This represents a decrease of CHF 1.9 million. The following table presents the finance result, net during the three months ended March 31, 2025 and 2024:

	For the Three Months
	Ended March 31,
In CHF thousands, unaudited	2025	2024	Change
Financial income	687	629	58
Financial expense	(54)	(36)	(18)
Exchange differences	(292)	1,613	(1,905)
Finance result, net	341	2,206	(1,865)

For the three months ended March 31, 2025, the change in net finance result of CHF 1.9 million primarily related to a CHF 1.9 million decrease explained by unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the U.S. Dollar, compared with the preceding year end rate.

Liquidity and capital resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements (OLCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of March 31, 2025, we had cash and cash equivalents of CHF 20.0 million and short-term financial assets of CHF 125.7 million for a total liquidity balance of CHF 145.7 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. In December 2023, it was announced that Janssen has programmed the launch of a Phase 2b clinical study to evaluate ACI-35.030 (JNJ-2056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b, however AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030 (JNJ-2056). We intend to increase our R&D costs associated with the advancement of the active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through clinical development, as well as through investments in our diagnostic programs.

We plan to continue to fund our operating and capital funding needs through proceeds received from OLCAs and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 71.0) million through Jefferies acting as our sales agent.

We first replaced this Sale Agreement in Q2 2021 to continue the ATM program and have subsequently replaced this Sale Agreement on August 6, 2024 to continue the ATM program under a new Registration Statement on Form F-3. Under each new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms.

We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement. As of March 31, 2025, no sales of our common shares had been made under the ATM program since the Sale Agreement was replaced on August 6, 2024.

We may also consider entering into additional OLCAs and selectively partnering for clinical development and commercialization.

Cash flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Three Months
	Ended March 31,
in CHF thousands, unaudited	2025	2024	Change
Net cash provided by/(used in):
Operating activities	(18,816)	1,024	(19,840)
Investing activities	3,028	(23,561)	26,589
Financing activities	(258)	(688)	430
Net (decrease) in cash and cash equivalents	(16,046)	(23,225)	7,179

Operating activities

Net cash used in operating activities was CHF 18.8 million for the three months ended March 31, 2025, compared with net cash provided by operating activities of CHF 1.0 million for the three months ended March 31, 2024. The change in cash for operating activities for the three months ended March 31, 2025 was primarily due to (i) the Company’s reporting a net loss of CHF 19.0 million for the period, compared with a net loss of CHF 17.9 million for the same period in 2024 and (ii) changes in working capital of CHF 20.4 million, mainly linked to the receipt of the CHF 14.8 million milestone payment from Janssen for the commencement of our first Phase 2b clinical study of ACI-35.030 in the prior period.

Investing activities

Net cash provided by investing activities was CHF 3.0 million for the three months ended March 31, 2025, compared with net cash used in investing activities of CHF 23.6 million for the three months ended March 31, 2024. A net amount of CHF 3.6 million in short term-financial assets matured in the current period compared to a net invested amount of CHF 23.3 million in the comparable prior period. In addition, the Company paid CHF 0.4 million in fixed assets in the current period compared to CHF 0.2 million in the prior period.

Financing activities

Net cash used in financing activities was CHF 0.3 million for the three months ended March 31, 2025, compared with net cash used in financing activities of CHF 0.7 million for the three months ended March 31, 2024. The change of CHF 0.4 million is predominantly related to the payment of the transaction costs and stamp duty associated with the public offerings of common shares that were paid in the prior comparable period.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of March 31, 2025, we had cash and cash equivalents of CHF 20.0 million and short-term financial assets of CHF 125.7 million, resulting in CHF 145.7 million of liquidity. The decrease of CHF 19.8 million relative to December 31, 2024 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, assuming no other milestone payments, will be sufficient to meet our projected operating requirements into Q1 2027. There can be no certainty as to the exact timing of future milestone payments (including option exercise fees), or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
•	The cost, timing and outcomes of regulatory approvals;
•	The costs and timing of establishing sales, marketing and distribution capabilities;
•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
•	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending and enforcing our portfolio of intellectual property.

Quantitative and qualitative disclosures about market risk

During the three months ended March 31, 2025, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical judgments and accounting estimates

There have been no material changes to the material accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary statement regarding forward-looking statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.